March 10, 2006
Via Edgar and Facsimile
John Reynolds
Thomas Kluck
Mike Karney
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acquicor Technology Inc. Form S-1 Registration Statement File No. 333-128058
Ladies and Gentlemen:
The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement No. 333-128058 (the “Registration Statement”) to become effective at 4:45 p.m. Eastern Standard Time on March 13, 2006 or as soon thereafter as is practicable. The undersigned Registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[signature follows]

Very truly yours,
Acquicor Technology Inc.

By	/s/ Gilbert F. Amelio

Gilbert F. Amelio, Ph.D. Chairman and Chief Executive Officer

cc:	Kenneth Guernsey, Esq., Cooley Godward llp Floyd Wittlin, Esq., Bingham McCutchen LLP